

Royalty Beauty Supply

"Inspiring women to be their own kind of *Beautiful*"

About us

- Royalty Beauty Supply is a retail beauty supply store serving the immediate community of Akron.

- Royalty Beauty Supply will focus on creating a one-stop, full service shopping experience

- Royalty Beauty Supply will offer an extensive line of beauty supplies



"Offering a comfortable place to shop and discuss hair care and make-up tips while providing quality products and excellent service"

Our Mission & Vision

- Provide exceptional quality hair extensions, wigs and products

- Offer a new fresh look to the Beauty Supply Experience

- Provide customers a one stop shop for their hair care needs



Industry

- The beauty market is a 15 billion-dollar industry

- 51% of consumers purchased at least one product at Discount Stores.

- 66% of consumers purchased at least one product at OTC stores.

- OTC shoppers are making significantly more trips to purchase hair care products.

- Frequent shoppers average 22 trips per year to purchase hair care products.

AFRICAN AMERICAN HEALTH & BEAUTY AIDS SHARE OF INDUSTRY SALES



Business Proposal

- This is a unique opportunity to invest in a billion dollar industry

- Royalty Beauty Supply is requesting Funding to acquire 1324-1328 Vernon Odom Blvd. Akron, OH 44320

- Funds will be used to purchase the building, inventory, furniture, fixtures, office equipment, and other startup cost for the business

Beauty Supply Store and Nail Spa Commercial Development



- 2,400 SF separated into 2 units that is 1,200 SF

- In a growing area that has seen substantial growth in the last 3 yrs.

- Located near a busy intersection

- Near other shopping centers and businesses

Marketing the Business

- **Print advertising** will consist of direct mailing, billboards, coupons and specials.

- **Radio advertising** will be "call-to-action" ads that will prompt immediate buying decisions from the consumers

- **E-mail marketing** reinforce sales with brand awareness and sale advertising to prompt in-store inquiries & sales.

- **Viral Marketing** will provide customers with a platform to interact with the business



Potential Growth



Ready! Set! Invest!

- Target Amount 395,625
- Common Stock
- 79,125 Shares
- $5.00 per Share